# SEC Schedule 13D/A (Amendment No. 15) — Beneficial ownership report by holders of more than 5% of a class

Issuer: AUGUSTA GOLD CORP., CIK 0001448597
CUSIP: 051276103
Title of class of securities: Common Stock
Address of issuer's principal executive offices: Suite 555 - 999 Canada Place, Vancouver, British Columbia Canada (A1), V6C 3E1
Date of event which requires filing of this statement: 12/27/2024
Amends the filing with accession number 0001062993-21-002678
Filed by CIK 0001829144
Persons authorized to receive notices and communications: Augusta Investments Inc., Suite 555, 999 Canada Place, Vancouver, British Columbia Canada (A1), V6C 3E1, (604) 687-1717; Copy to: Jason K. Brenkert, Dorsey & Whitney LLP, 1400 Wewatta Street, Suite 400, Denver, Colorado (CO), 80202-5549, (303) 629-3445

## Reporting persons
- Augusta Investments Inc. (CIK 0001829144): type of reporting person: corporation (CO); citizenship or place of organization: British Columbia Canada (A1); member of a group; source of funds: working capital (WC); sole voting power 25,463,388; shared voting power 0; sole dispositive power 25,463,388; shared dispositive power 0; aggregate amount beneficially owned 25,463,388 (29.6% of the class)
  Comment: The percentage used in Item 11 is calculated based upon 85,929,753 outstanding shares of Augusta Gold Corp. as of November 8, 2024.
- Warke Richard W (CIK 0001390411): type of reporting person: individual (IN); citizenship or place of organization: Canada (Federal Level) (Z4); member of a group; source of funds: personal funds (PF); sole voting power 26,263,388; shared voting power 0; sole dispositive power 26,263,388; shared dispositive power 0; aggregate amount beneficially owned 26,263,388 (30.3% of the class)
  Comment: Items 7, 9, and 11 includes 25,463,388 Shares and options exercisable for 800,000 Shares.
  
  The percentage used in Item 13 is based upon 85,929,753 outstanding shares of Augusta Gold Corp. as of November 8, 2024, plus 800,000 options which are beneficially owned by Richard Warke and are included pursuant to Rule 13d-3(d)(1)(i) of the Act.

## Item 1. Security and Issuer
Title of class of securities: Common Stock
Name of issuer: AUGUSTA GOLD CORP.
Address of issuer's principal executive offices: Suite 555 - 999 Canada Place, Vancouver, British Columbia Canada (A1), V6C 3E1
Comment:
This Statement constitutes Amendment No. 15 ("Amendment No. 15") to the Schedule 13D originally filed with the Securities and Exchange Commission ("SEC") on March 12, 2021 (the "Original Schedule 13D"), as amended through to the date hereof (the "Amended Schedule 13D") with respect to the common stock of Augusta Gold Corp. (the "Issuer"), held by Augusta Investments Inc. ("Augusta Investments") and Richard Warke ("Mr. Warke").

This Schedule 13D supplements, amends and constitutes Amendment No. 17 to the Schedule 13D filed with the Commission by Augusta Investments on October 28, 2020, as amended through to the date hereof.

This Amendment No. 15 amends and supplements the Amended Schedule 13D on behalf of the undersigned to furnish the information set forth herein. Except as set forth below, all Items of the Amended Schedule 13D remain unchanged.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: Augusta Investments acquired the additional 10,000 Shares using working capital.

## Item 4. Purpose of Transaction
Purpose of transaction: Augusta Investments acquired the additional 10,000 Shares through open market purchases in the ordinary course of business.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
(i) Augusta Investments: 25,463,388 shares of Common Stock, 29.6%;
(ii) Richard Warke: 26,263,388 shares of Common Stock, 30.3%
Number of shares as to which each person has sole or shared power to vote or dispose:
(i) Augusta Investments: 25,463,388 shares of Common Stock, 29.6%;
(ii) Richard Warke: 26,263,388 shares of Common Stock, 30.3%
Transactions in the class effected during the past sixty days: Augusta Investments acquired 10,000 shares of Common Stock, using working capital, on December 20, 2024. The purchase price was $0.90 per share, using an exchange rate of 1.4365 to convert the Canadian purchase price of C$1.29.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
On December 27, 2024, the Issuer and Augusta Investments entered into a Third Amendment (the "Third Amendment") to its amended and restated secured promissory note issued to Augusta Investments on March 27, 2024, as amended by Amendment Number One dated June 28, 2024 and Amendment Number Two dated September 30, 2024 (as amended through September 30, 2024, the "Amended and Restated Note").

The Third Amendment provides that $5,479,941.03, an amount equal to all interest accrued through to September 30, 2024, and all origination and extension fees payable to September 30, 2024, is hereby immediately due and payable effective October 1, 2024, in accordance with the terms of Section 2 of the Amended and Restated Note, and amends Schedule A of the Amended and Restated note to evidence Augusta Investments loaning the Issuer an additional $250,000.00 on December 19, 2024, pursuant to the terms and conditions of the Amended and Restated Note (the "Additional Loan"). As amended by the Third Amendment, the Amended and Restated Note is for a principal amount of $30,351,339.03.

Outside of adding the Additional Loan to the principal amount of the Amended and Restated Note, the Amended Schedule A did not amend, alter, restated or otherwise change the principal terms and conditions of the Amended and Restated Note as described in Item 1.01 of the Issuer's Current Reports as filed on September 19, 2022, March 28, 2024, July 5, 2024, October 2, 2024 and November 5, 2024, which disclosure is incorporated herein by reference.

## Signatures
- Augusta Investments Inc.: /s/ Richard W. Warke, Richard W. Warke, President of Augusta Investments Inc. (12/31/2024)
- Warke Richard W: /s/ Richard W. Warke, Richard W. Warke (12/31/2024)